UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SYNIVERSE HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87163F 10 6

(CUSIP Number)

Collin E. Roche

GTCR Golder Rauner, L.L.C.

6100 Sears Tower

Chicago, Illinois 60606-6402

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Stephen L. Ritchie, P.C.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601

(312) 861-2000

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No. 87163F 10 6	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,983,624*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 13,983,624*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,983,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 1,743,772 shares to 12,239,852 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 17.9%.

CUSIP No. 87163F 10 6	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 20,965,892*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 20,965,892*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,965,892*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 2,614,467 shares to 18,351,425 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 26.9%.

CUSIP No. 87163F 10 6	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Fund VII/A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,982,268*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 6,982,268*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,982,268*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 870,695 shares to 6,111,573 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 9.0%.

CUSIP No. 87163F 10 6	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 191,944*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 191,944*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 191,944*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 23,936 shares to 168,008 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 0.25%.

CUSIP No. 87163F 10 6	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 353,715*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 353,715*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 44,109 shares to 309,606 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 0.45%.

CUSIP No. 87163F 10 6	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Mezzanine Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 353,715*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 353,715*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 44,109 shares to 309,606 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 0.45%.

CUSIP No. 87163F 10 6	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 353,715*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 353,715*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,715*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 44,109 shares to 309,606 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 0.45%.

CUSIP No. 87163F 10 6	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GTCR Golder Rauner, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 21,511,551*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,511,551*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,511,551*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	If the underwriters party to the Underwriting Agreement, dated November 1, 2007 (as referenced in Item 6 hereto) exercise the over allotment option in full then this amount will decrease by 2,682,512 shares to 18,829,039 shares. The over allotment option is exercisable within 30 days after the date of the Underwriting Agreement.
**	If the underwriters exercise the over allotment option in full, then this percentage will be 27.6%.

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Syniverse Holdings, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices at 8125 Highwoods Palm Way, Tampa, FL 33647-1765.

Item 2.	Identity and Background.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) GTCR Fund VII, L.P., a Delaware limited partnership (“Fund VII”), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Fund VII/A, L.P., a Delaware limited partnership (“Fund VII/A”), by virtue of its direct beneficial ownership of Common Stock; (iii) GTCR Co-Invest, L.P., a Delaware limited partnership (“Co-Invest”), by virtue of its direct beneficial ownership of Common Stock; (iv) GTCR Capital Partners, L.P., a Delaware limited partnership (“Capital Partners” and together with Fund VII, Fund VII/A and Co-Invest, the “GTCR Funds”), by virtue of its direct beneficial ownership of Common Stock; (v) GTCR Partners VII, L.P., a Delaware limited partnership (“GTCR Partners VII”), by virtue of it being the general partner of Fund VII and Fund VII/A; (vi) GTCR Mezzanine Partners, L.P., a Delaware limited partnership (“Mezzanine Partners”), by virtue of it being the general partner of Capital Partners; (vii) GTCR Partners VI, L.P., a Delaware limited partnership (“GTCR Partners VI”), by virtue of it being the general partner of Mezzanine Partners; and (viii) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR”), by virtue of it being the general partner of GTCR Partners VII, Co-Invest and GTCR Partners VI. Fund VII, Fund VII/A, Co-Invest, Capital Partners, GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Certain information required by this Item 2 concerning the executive officers and members of GTCR is set forth on Schedule A attached hereto, which is incorporated herein by reference. GTCR is managed by its members.

(b) The address of the principal business and principal office of each of the Reporting Persons is 6100 Sears Tower, Chicago, IL 60606.

(c) The principal business of Capital Partners, Mezzanine Partners (as general partner to Capital Partners), GTCR Partners VI (as general partner of Mezzanine Partners) and GTCR (as general partner of GTCR Partners VI) is to lend money on a subordinated basis to business organizations, with the principal objective being interest income and the return of capital. The principal business of each of the other Reporting Persons, including GTCR as general partner of GTCR Partners VII and Co-Invest, is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

Page 10 of 19 Pages

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All individuals named in Schedule A to this statement are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 14, 2002, Fund VII acquired 145,692.51 Class B Preferred Units and 45,638,142.16 Common Units of Syniverse Holdings, L.L.C. (“Holdings LLC”) for an aggregate purchase price of $147,212,263.68, Fund VII/A acquired 72,846.26 Class B Preferred Units and 22,819,071.08 Common Units of Holdings LLC for an aggregate purchase price of $73,606,131.84 and Co-Invest acquired 2,000.73 Class B Preferred Units and 626,729.53 Common Units of Holdings LLC for an aggregate purchase price of $2,021,604.48 pursuant to a Unit Purchase Agreement, dated February 14, 2002, by and among Fund VII, Fund VII/A, Co-Invest and Holdings LLC (the “Unit Purchase Agreement”). The purchase price for the Class B Preferred Units was $1,000 per unit and the purchase price for the Common Units was $0.0333 per unit.

On February 14, 2002, Capital Partners, Holdings LLC, Fund VII, Fund VII/A, Co-Invest and Snowlake Investment Pte Ltd (“Snowlake”) entered into an inducement agreement (the “Inducement Agreement”) pursuant to which Fund VII transferred and assigned to Capital Partners 2,117.41 of its Class B Preferred Units and 663,277.97 of its Common Units of Holdings LLC, Fund VII/A transferred and assigned to Capital Partners 1,058.70 of its Class B Preferred Units and 331,638.98 of its Common Units of Holdings LLC, Co-Invest transferred and assigned to Capital Partners 29.08 of its Class B Preferred Units and 9,108.52 of its Common Units of Holdings LLC and Snowlake transferred and assigned to Capital Partners 431.50 of its Class B Preferred Units and 135,167.67 of its Common Units of Holdings LLC.

There were no subsequent purchases of securities under the Unit Purchase Agreement or the Inducement Agreement. Each of these agreements has been terminated pursuant to the dissolution agreement as described below.

On February 14, 2002, Fund VII, Fund VII/A, Co-Invest and Capital Partners (collectively, the “GTCR Funds”) and certain other investors, including officers of the Issuer, entered into a limited liability company agreement governing the affairs of Holdings LLC which, before its dissolution on February 15, 2005, held all of the outstanding shares of the Issuer’s Class A Cumulative Redeemable Stock, par value $0.01 per share (the “Class A Preferred Stock”), and Common Stock.

Pursuant to a Stock Purchase Agreement, dated as of February 14, 2002, between Holdings LLC and the Issuer (the “Stock Purchase Agreement”), Holdings LLC purchased 99,000,000 shares of Common Stock at a price of $0.13 per share and 240,479.7 shares of Class A Preferred Stock at a price of $1,000 per share. As of February 9, 2005, Holdings LLC held all of the outstanding shares of Class A Preferred Stock and Common Stock of the Issuer. The source of the funds used to acquire such shares of the Issuer was internal capital of the unitholders of Holdings LLC as described above.

Page 11 of 19 Pages

Pursuant to a Dissolution Agreement, dated February 9, 2005, by and among the Issuer, Holdings LLC and certain members of Holdings LLC (the “Dissolution Agreement”), Holdings LLC distributed all of its assets, which consisted solely of Class A Preferred Stock and Common Stock, to the members of Holdings LLC and subsequently dissolved.

A copy of the Stock Purchase Agreement, the Unit Purchase Agreement, the Inducement Agreement and the Dissolution Agreement are filed as exhibits hereto and are incorporated herein by reference. The summary of these agreements and documents and the agreements referred to elsewhere in this statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.

Item 4.	Purpose of Transaction.

The GTCR Funds hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the GTCR Funds may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) Fund VII is the direct beneficial owner of 13,983,624 shares of Common Stock, or approximately 20.5% of the Common Stock as of the date of this statement (assuming there are 68,301,689 shares of Common Stock outstanding). Fund VII/A is the direct beneficial owner of 6,982,268 shares of Common Stock, or approximately 10.2% of the Common Stock as of the date of this statement. Co-Invest is the direct beneficial owner of 191,944 shares of Common Stock, or approximately 0.3% of the Common Stock as of the date of this statement. Capital Partners is the direct beneficial owner of 353,715 shares of Common Stock, or approximately 0.5% of the Common Stock as of the date of this statement. In the event the underwriters exercise their over-allotment option in full as described in Item 6 below, then Fund VII will be the direct beneficial owner of 12,239,852 shares of Common Stock, or approximately 17.9% of the Common Stock (assuming there are 68,301,689 shares of Common Stock outstanding), Fund VII/A will be the direct beneficial owner of 6,111,573 shares of Common Stock, or approximately 9.0% of the Common Stock, Co-Invest will be the direct beneficial owner of 168,008 shares of Common Stock, or approximately 0.25% of the Common Stock and Capital Partners will be the direct beneficial owner of 309,606 shares of Common Stock, or approximately 0.45% of the Common Stock.

By virtue of the relationship among Fund VII, Fund VII/A and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Fund VII and Fund VII/A. By virtue of the relationship between Capital Partners, Mezzanine Partners and GTCR Partners VI

Page 12 of 19 Pages

described in Item 2, Mezzanine Partners and GTCR Partners VI may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Capital Partners. By virtue of the relationship among Fund VII, Fund VII/A, Co-Invest, Capital Partners and GTCR described in Item 2, GTCR may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by Fund VII, Fund VII/A, Co-Invest and Capital Partners.

The filing of this statement by GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(b)	Fund VII has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 13,983,624 shares of Common Stock, or approximately 20.5% of the Common Stock as of the date of this statement (assuming there are 68,301,689 shares of Common Stock outstanding). Fund VII/A has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 6,982,268 shares of Common Stock, or approximately 10.2% of the Common Stock as of the date of this statement. Co-Invest has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 191,944 shares of Common Stock, or approximately 0.3% of the Common Stock as of the date of this statement. Capital Partners has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 353,715 shares of Common Stock, or approximately 0.5% of the Common Stock as of the date of this statement. In the event the underwriters exercise their over-allotment option in full as described in Item 6 below, then Fund VII will be the direct beneficial owner of 12,239,852 shares of Common Stock, or approximately 17.9% of the Common Stock (assuming there are 68,301,689 shares of Common Stock outstanding), Fund VII/A will be the direct beneficial owner of 6,111,573 shares of Common Stock, or approximately 9.0% of the Common Stock, Co-Invest will be the direct beneficial owner of 168,008 shares of Common Stock, or approximately 0.25% of the Common Stock and Capital Partners will be the direct beneficial owner of 309,606 shares of Common Stock, or approximately 0.45% of the Common Stock.

By virtue of the relationship among Fund VII, Fund VII/A and GTCR Partners VII described in Item 2, GTCR Partners VII may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Fund VII and Fund VII/A. By virtue of the relationship among Capital Partners, Mezzanine Partners and GTCR Partners VI described in Item 2, Mezzanine Partners and GTCR Partners VI may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by GTCR Capital. By virtue of the relationship among Fund VII, Fund VII/A, Co-Invest, Capital Partners and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose or direct the disposition of the shares of Common Stock beneficially owned by Fund VII, Fund VII/A, Co-Invest and Capital Partners.

The filing of this statement by GTCR Partners VII, Mezzanine Partners, GTCR Partners VI and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Page 13 of 19 Pages

(c)	Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons, the Issuer and certain of the Issuer’s executive officers and other investors of the Issuer are parties to a Registration Agreement, dated as of February 14, 2002 (the “Registration Agreement”). This agreement grants the holders of a majority of the Issuer’s Common Stock that are issued to Fund VII, Fund VII/A, Co-Invest and Capital Partners and are registrable securities under the Registration Agreement, the right, at any time, to demand that the Issuer file a registration statement with the Commission to register all or part of such holders’ Common Stock. A copy of the Registration Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

In connection with the dissolution of Holdings LLC and the Issuer’s initial public offering of Common Stock, the Stock Purchase Agreement was amended so that, among other things, the Issuer is no longer obligated to obtain the consent of Fund VII before taking certain extraordinary corporate actions. Pursuant to Amendment No. 1 to the Stock Purchase Agreement, dated February 9, 2005, among Holdings LLC, the Issuer and the GTCR Funds, the GTCR Funds will be permitted to designate a representative to the Issuer’s governance and nominating committee and its compensation committee so long as the GTCR Funds own 37.5% of the Issuer’s common stock that they owned as of the completion of the Issuer’s initial public offering and there is no prohibition against a GTCR Fund designee serving on such committees under applicable law or under the rules of the New York Stock Exchange. The amended stock purchase agreement also requires the Issuer to obtain the consent of the GTCR Funds before issuing stock-based compensation to certain of the Issuer’s executive officers. The rights of the GTCR Funds under such provision will terminate when the GTCR Funds cease to own at least 50.0% of the common stock that they owned as of the completion of the Issuer’s initial public offering. Such termination of rights occurred on November 7, 2007 in connection with the secondary offering described below. A copy of Amendment No. 1 to the Stock Purchase Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to the Issuer’s Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) filed with the Delaware Secretary of State on February 9, 2005, each share of Class A Preferred Stock that had not been previously redeemed with the proceeds from the Issuer’s initial public offering of its Common Stock was converted on March 28, 2005 into the number of shares of Common Stock obtained by dividing (1) the sum of (a) $1,000 and (b) any accrued and unpaid dividends through February 9, 2005 by (2) the per share initial public offering price of the Common Stock, which is $16.00. A copy of the Restated Certificate has been filed as an exhibit hereto and is incorporated herein by reference.

The GTCR Funds, the Issuer, the directors and executive officers of the Issuer and certain other stockholders entered into Lock-Up Agreements with Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives of the underwriters in the secondary public offering of the Issuer. The Lock-Up Agreements prohibit the transfer or disposition of Common Stock for a period of 90 days

Page 14 of 19 Pages

following November 1, 2007, subject to certain exceptions. The GTCR Funds executed the Lock-Up Agreement on October 25, 2007. A copy of the GTCR Funds’ Lock-up Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Pursuant to the closing of transactions contemplated by that certain Underwriting Agreement, dated as of November 1, 2007, among the Issuer, Syniverse Technologies, Inc., Deutsche Bank Securities, Inc. and Lehman Brothers, Inc., as representatives to the additional underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other selling stockholders named therein (the “Underwriting Agreement”), the Reporting Persons sold 17,883,404 shares of Common Stock on November 7, 2007 and may sell up to an additional 2,682,512 shares of Common Stock on or before November 30, 2007 pursuant to the underwriters’ exercise of an over-allotment option granted to them in the Underwriting Agreement (collectively, the “Shares”). The Underwriters purchased the Shares from the Reporting Persons at a purchase price of $14.84125 per share that resulted in total proceeds to the Reporting Persons of $265,412,069. The proceeds from the exercise in full of the over-allotment option would be $39,811,831. The Underwriting Agreement has been filed as an exhibit hereto and is incorporated herein by reference.

Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of November 14, 2007.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated February 8, 2005. Previously filed in connection with the Reporting Persons’ Form 3s dated February 9, 2005.*

Exhibit 3	Stock Purchase Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and Syniverse Holdings, Inc. (1)

Exhibit 4	Unit Purchase Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Syniverse Holdings, LLC. (1)

Exhibit 5	Inducement Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., Snowlake Investment Pte Ltd and Syniverse Holdings, LLC. (1)

Exhibit 6	Amendment No. 1 to Limited Liability Company Agreement and Dissolution Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC and certain members of Syniverse Holdings, LLC. (2)

Exhibit 7	Registration Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and each of its members. (1)

Exhibit 8	Amendment No. 1 to the Stock Purchase Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P. (2)

Exhibit 9	Lock-Up Agreement, dated October 25, 2007, among Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives to the underwriters, and GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and GTCR Capital Partners, L.P.

Exhibit 10	Second Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc., dated February 9, 2005. (3)

Page 15 of 19 Pages

Exhibit 11	Underwriting Agreement, dated November 1, 2007, by and among Syniverse Holdings, Inc., Syniverse Technologies, Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives to the underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other selling stockholders named therein.

*	Previously filed.
(1)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-4 (Registration No. 333-88168).
(2)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated February 7, 2005 (File No. 333-88168-1).
(3)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-1 (Registration No. 333-120444).

Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2007

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR FUND VII/A, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR CO-INVEST, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

Page 17 of 19 Pages

GTCR CAPITAL PARTNERS, L.P.

By:	GTCR Mezzanine Partners, L.P.
Its:	General Partner

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR MEZZANINE PARTNERS, L.P.

By:	GTCR Partners VI, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR PARTNERS VI, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

Page 18 of 19 Pages

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ Jody S. Gale
Name:	Jody S. Gale
Its:	Attorney-in-Fact

Page 19 of 19 Pages

EXHIBIT INDEX

Exhibit No.
Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of November 14, 2007.

Exhibit 2	Powers of Attorney for the Reporting Persons, dated February 8, 2005. Previously filed in connection with the Reporting Persons’ Form 3s dated February 9, 2005.*

Exhibit 3	Stock Purchase Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and Syniverse Holdings, Inc.(1)

Exhibit 4	Unit Purchase Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and Syniverse Holdings, LLC.(1)

Exhibit 5	Inducement Agreement, dated February 14, 2002, among GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., Snowlake Investment Pte Ltd and Syniverse Holdings, LLC.(1)

Exhibit 6	Amendment No. 1 to Limited Liability Company Agreement and Dissolution Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC and certain members of Syniverse Holdings, LLC.(2)

Exhibit 7	Registration Agreement, dated as of February 14, 2002, among Syniverse Holdings, LLC and each of its members.(1)

Exhibit 8	Amendment No. 1 to the Stock Purchase Agreement, dated February 9, 2005, among Syniverse Holdings, Inc., Syniverse Holdings, LLC, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Capital Partners, L.P. and GTCR Co-Invest, L.P.(2)

Exhibit 9	Lock-Up Agreement, dated October 25, 2007, among Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives to the underwriters, and GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P. and GTCR Capital Partners, L.P.

Exhibit 10	Second Amended and Restated Certificate of Incorporation of Syniverse Holdings, Inc., dated February 9, 2005.(3)

Exhibit 11	Underwriting Agreement, dated November 1, 2007, by and among Syniverse Holdings, Inc., Syniverse Technologies, Inc., Deutsche Bank Securities Inc. and Lehman Brothers Inc., as representatives to the underwriters named therein, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other selling stockholders named therein.

*	Previously filed.
(1)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-4 (Registration No. 333-88168).
(2)	Incorporated by reference to Syniverse Holdings, LLC and Syniverse Technologies, Inc.’s Current Report on Form 8-K dated February 7, 2005 (File No. 333-88168-1).
(3)	Incorporated by reference to Syniverse Holdings, Inc.’s Registration Statement on Form S-1 (Registration No. 333-120444).

SCHEDULE A

The following table sets forth the names and principal occupations of the executive officers and members of GTCR Golder Rauner, L.L.C. Each such person is a citizen of the United States. Unless otherwise specified, the business address of each person listed below is 6100 Sears Tower, Chicago, IL 60606.

Name	Principal Occupation
Craig A. Bondy	Principal and Member
Philip M. Canfield	Principal and Member
David A. Donnini	Principal and Member
Barry R. Dunn	Principal and Member
Vincent J. Hemmer	Principal and Member
David S. Katz	Principal and Member
Constantine S. Mihas	Principal and Member
Joseph P. Nolan	Principal and Member
Bruce V. Rauner	Principal and Member
Collin E. Roche	Principal and Member
Anna May Trala	Chief Financial Officer